UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 18)

ILLUMINA, INC.
(Name of Subject Company)
CKH ACQUISITION CORPORATION
ROCHE HOLDING LTD
(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.01 Per Share
(including the associated preferred stock purchase rights)

(Title of Class of Securities)
________________

452327109
(Cusip Number of Class of Securities)

Beat Kraehenmann
Roche Holding Ltd
Grenzacherstrasse 124
CH-4070 Basel
Switzerland
Telephone: +41-61-688-4111
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,584,496,365	$869,183.28

*
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of all 122,327,021 shares of common stock of Illumina all 10,238,771 shares of common stock of Illumina subject to issuance pursuant to options, all 3,300,661 shares of common stock of Illumina subject to issuance pursuant to outstanding restricted stock units and approximately 12,849,162 shares of common stock of Illumina subject to issuance upon conversion of Illumina’s outstanding convertible notes, each as of January 31, 2012 as set forth in Illumina’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on February 7, 2012.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .00011460.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$753,976.85	Filing Party:	CKH Acquisition Corporation
Form or Registration No.:	SC TO-T	Date Filed:	January 27, 2012

Amount Previously Paid:	$115,206.43	Filing Party:	CKH Acquisition Corporation
Form or Registration No.:	SC TO-T/A	Date Filed:	March 29, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 18 to the Tender Offer Statement on Schedule TO amends and supplements the statement (as amended, the “Schedule TO”) originally filed on January 27, 2012 by CKH Acquisition Corporation (the “Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Roche Holding Ltd, a joint stock company organized under the laws of Switzerland. The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred stock purchase rights, the “Shares”), of Illumina, Inc., a Delaware corporation, at $51.00 per Sh are, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of the Schedule TO, except as otherwise set forth below.

Item 12.  Exhibits.

Item 12 is hereby amended and supplemented with the following information:

(a)(5)(xxvii)	Press Release issued by Roche Holding Ltd, dated April 3, 2012.
(a)(5)(xxviii)	Response to Illumina’s Key Claims, dated April 2012.
(a)(5)(xxix)	Investor Presentation, dated April 2012.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2012

CKH ACQUISITION CORPORATION

By:	/s/ Bruce Resnick
	Name:	Bruce Resnick
	Title:	President

ROCHE HOLDING LTD

By:	/s/ Dr. Gottlieb Keller
	Name:	Gottlieb Keller
	Title:	Authorized Signatory

By:	/s/ Dr. Beat Kraehenmann
	Name:	Beat Kraehenmann
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated January 27, 2012.*
(a)(1)(ii)	Letter of Transmittal (including the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Summary Advertisement dated January 27, 2012.*
(a)(5)(i)	Press Release issued by Roche Holding Ltd, dated January 27, 2012.*
(a)(5)(ii)	Roche Memorandum to Global Sales Teams, dated January 27, 2012.*
(a)(5)(iii)	Transcript of Video Message to Roche Employees, dated January 30, 2012.*
(a)(5)(iv)	Press Release issued by Roche Holding Ltd, dated January 31, 2012.*
(a)(5)(v)	Press Release issued by Roche Holding Ltd, dated February 1, 2012.*
(a)(5)(vi)	Transcript of Roche Holding AG Earnings Call dated February 1, 2012.*
(a)(5)(vii)	Transcript of Roche Holding AG Earnings Call dated February 3, 2012.*
(a)(5)(viii)	Transcript of Roche Investors/Analysts Conference London Diagnostics Session 1, dated February 1, 2012.*
(a)(5)(ix)	Transcript of Roche Investors/Analysts Conference London Diagnostics Session 2, dated February 1, 2012.*
(a)(5)(x)	Transcript of Roche Investors/Analysts Conference London Strategy & Finance Session 1, dated February 1, 2012.*
(a)(5)(xi)	Transcript of Roche Investors/Analysts Conference London Strategy & Finance Session 2, dated February 1, 2012.*
(a)(5)(xii)	Press Release issued by Roche Holding Ltd, dated February 8, 2012.*
(a)(5)(xiii)	Transcript of Roche Investors/Analysts Conference New York Strategy & Finance, dated February 3, 2012.*
(a)(5)(xiv)	Transcript of Roche Investors/Analysts Conference New York Diagnostics, dated February 3, 2012.*
(a)(5)(xv)	Transcript of Roche Annual Media Conference, dated February 1, 2012.*
(a)(5)(xvi)	Press Release issued by Roche Holding Ltd, dated February 27, 2012.*
(a)(5)(xvii)	Investor Presentation, dated February 2012.*
(a)(5)(xviii)	2012 Annual General Meeting Press Release issued by Roche Holding Ltd, dated March 6, 2012.*
(a)(5)(xix)	2012 Annual General Meeting Address given by Franz B. Humer, dated March 6, 2012.*
(a)(5)(xx)	2012 Annual General Meeting Address given by Severin Schwan, dated March 6, 2012.*
(a)(5)(xxi)	Press Release issued by Roche Holding Ltd, dated March 13, 2012.*
(a)(5)(xxii)	Press Release issued by Roche Holding Ltd, dated March 20, 2012.*
(a)(5)(xxiii)	Letter to Illumina shareholders from Severin Schwan, dated March 20, 2012.*
(a)(5)(xxiv)	Press Release issued by Roche Holding Ltd, dated March 26, 2012.*
(a)(5)(xxv)	Press Release issued by Roche Holding Ltd, dated March 29, 2012.*
(a)(5)(xxvi)	Investor Presentation, dated March 2012.*
(a)(5)(xxvii)	Press Release issued by Roche Holding Ltd, dated April 3, 2012.
(a)(5)(xxviii)	Response to Illumina’s Key Claims, dated April 2012.
(a)(5)(xxix)	Investor Presentation, dated April 2012.
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
______________________
* Previously filed.

Exhibit (a)(5)(xxvii)

Basel, 3 April 2012

Roche disappointed by Illumina, Inc.’s Board of Directors’ rejection
By not engaging with Roche, Illumina reinforces notion of an entrenched Board

Roche (SIX: RO, ROG; OTCQX: RHHBY) released the following statement in response to the announcement by Illumina, Inc. (NASDAQ: ILMN) that its Board of Directors has recommended that shareholders not tender their shares to Roche’s increased offer.

“We are disappointed that Illumina’s Board of Directors has rejected Roche’s increased $51.00 cash offer and continues to rebuff our attempts to engage in substantive discussions,” said Severin Schwan, CEO of Roche Group. Schwan continued, “Roche’s increased offer is highly attractive. By not engaging with Roche, Illumina reinforces the notion that its Board and management are determined to preserve their positions rather than maximize shareholder value. We expect that Illumina shareholders will see the substantial value in our increased offer, conclude that there is absolutely no justification for Illumina’s current directors’ refusal to begin discussions with Roche and vote their shares for the Roche director nominees.”

About the Offer

On January 27, 2012, Roche commenced a tender offer to acquire all outstanding shares of Illumina for $44.50 per share in cash and increased its offer on March 29, 2012 to $51.00 per share in cash for an aggregate of approximately $6.7 billion on a fully diluted basis. The increased offer represents a substantial premium to Illumina’s unaffected market prices: a premium of 88% over Illumina’s closing stock price on December 21, 2011 – the day before market rumors about a potential transaction between Roche and Illumina drove Illumina’s stock price significantly higher – and an 84% premium over the one-month historical average and a 64% premium over the three-month historical average of Illumina’s share price, both as of December 21, 2011.

In addition to its cash tender offer, Roche has nominated a slate of highly qualified, independent candidates for election to Illumina’s Board of Directors and proposed certain other matters for the

F. Hoffmann-La Roche Ltd	4070 Basel	Group Communications	Tel. +41 61 688 88 88
	Switzerland	Roche Group Media Relations	Fax +41 61 688 27 75
www.roche.com

consideration of Illumina’s shareholders at Illumina’s 2012 annual meeting, which if adopted, would result in Roche-nominated directors comprising a majority of the Illumina board.

About Roche
Headquartered in Basel, Switzerland, Roche is a leader in research-focused healthcare with combined strengths in pharmaceuticals and diagnostics. Roche is the world’s largest biotech company with truly differentiated medicines in oncology, virology, inflammation, metabolism and CNS. Roche is also the world leader in in-vitro diagnostics, tissue-based cancer diagnostics and a pioneer in diabetes management. Roche’s personalized healthcare strategy aims at providing medicines and diagnostic tools that enable tangible improvements in the health, quality of life and survival of patients. In 2011, Roche had over 80’000 employees worldwide and invested over 8 billion Swiss francs in R&D. The Group posted sales of 42.5 billion Swiss francs. Genentech, United States, is a wholly owned member of the Roche Group. Roche ha s a majority stake in Chugai Pharmaceutical, Japan. For more information:  www.roche.com.

All trademarks used or mentioned in this release are protected by law.

Additional information
Additional detail regarding the offer can be found on  www.transactioninfo.com/Roche.

Roche Group Media Relations
Phone: +41 -61 688 8888 / e-mail:  basel.mediaoffice@roche.com
-	Alexander Klauser (Head)
-	Silvia Dobry
-	Daniel Grotzky
-	Claudia Schmitt

Brunswick Group (for U.S. media)
Phone: +1 212 333 3810
-	Steve Lipin
-	Jennifer Lowney

MacKenzie Partners (Information Agent for the offer)
Phone: +1 212 929 5500 or +1 800 322 2885 (toll-free)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
THIS ANNOUNCEMENT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY WORDS SUCH AS “BELIEVES”, “EXPECTS”, “ANTICIPATES”, “PROJECTS”, “INTENDS”, “SHOULD”, “SEEKS”, “ESTIMATES”, “FUTURE” OR SIMILAR EXPRESSIONS OR BY DISCUSSION OF, AMONG OTHER THINGS, STRATEGY, GOALS, PLANS OR INTENTIONS. VARIOUS FACTORS MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY IN THE FUTURE FROM THOSE REFLECTED IN FORWARD-LOOKING STATEMENTS CONTAINED IN THIS DOCUMENT, AMONG OTHERS: (1) ECONOMIC AND CURRENCY CONDITIONS; (2) COMPETITIVE AND TECHNOLOGICAL FACTORS; AND (3) RISKS AND UNCERTAINTIES RELATING TO THE PROPOSED TRANSACTION.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ILLUMINA COMMON STOCK. THE TENDER OFFER IS BEING MADE PURSUANT TO A TENDER OFFER STATEMENT ON SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER RELATED TENDER OFFER MATERIALS) FILED BY ROCHE WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) ON JANUARY 27, 2012. THESE MATERIALS, AS THEY MAY BE AMENDED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER, THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS AND OTHER DOCUMENTS FILED BY ROCHE WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE OFFER TO PURCHA SE AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER, MACKENZIE PARTNERS, AT (212) 929-5500 OR (800) 322-2885 (TOLL-FREE).

ROCHE HAS FILED A PROXY STATEMENT ON SCHEDULE 14A AND OTHER RELEVANT DOCUMENTS WITH THE SEC IN CONNECTION WITH ITS SOLICITATION OF PROXIES FOR THE 2012 ANNUAL MEETING OF ILLUMINA (THE “PROXY STATEMENT"). ROCHE HAS MAILED THE PROXY STATEMENT AND A PROXY CARD TO EACH ILLUMINA STOCKHOLDER ENTITLED TO VOTE AT THE 2012 ANNUAL MEETING. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT CAREFULLY AND IN ITS ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS AND OTHER DOCUMENTS FILED BY ROCHE WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE PROXY STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER, MACKENZIE PARTNERS, AT (212) 929-5500 OR (800) 322-2885 (TOLL-FREE).

ROCHE HOLDING LTD, CKH ACQUISITION CORPORATION AND THE INDIVIDUALS NOMINATED BY CKH ACQUISITION CORPORATION FOR ELECTION TO ILLUMINA’S BOARD OF DIRECTORS (THE “ROCHE NOMINEES") MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM ILLUMINA STOCKHOLDERS FOR USE AT THE 2012 ANNUAL MEETING OF STOCKHOLDERS, OR AT ANY ADJOURNMENT OR POSTPONEMENT THEREOF. INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF ROCHE HOLDING LTD AND CKH ACQUISITION CORPORATION WHO MAY BE PARTICIPANTS IN THE SOLICITATION OF PROXIES CAN BE FOUND IN THE DEFINITIVE PROXY STATEMENT. NO ADDITIONAL COMPENSATION WILL BE PAID TO SUCH DIRECTORS AND EXECUTIVE OFFICERS FOR SUC H SERVICES. INVESTORS AND SECURITY HOLDERS CAN OBTAIN ADDITIONAL INFORMATION REGARDING THE DIRECT AND INDIRECT INTERESTS OF THE ROCHE NOMINEES AND OTHER PARTICIPANTS BY READING THE DEFINITIVE PROXY STATEMENT.

Exhibit (a)(5)(xxviii)

                                                              [GRAPHIC OMITTED]
Roche's Offer to Acquire Illumina

Response to Illumina's Key Claims April 2012

                               [GRAPHIC OMITTED]

This presentation contains certain forward-looking statements. These forward-looking [GRAPHIC OMITTED] statements may be identified by words such as
`believes', `expects', `anticipates', `projects', `intends', `should', `seeks',
`estimates', `future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this presentation, among others:

1    pricing and product initiatives of competitors;
2    legislative and regulatory developments and economic conditions;
3    delay or inability in obtaining regulatory approvals or bringing products to market;
4    fluctuations in currency exchange rates and general financial market conditions;
5    uncertainties in the discovery, development or marketing of new products or new uses of existing products, including without limitation negative results of clinical trials or research projects, unexpected side-effects of pipeline or marketed products;
6    increased government pricing pressures;
7    interruptions in production;
8    loss of or inability to obtain adequate protection for intellectual property rights;
9    litigation;
10   loss of key executives or other employees; and
11   adverse publicity and news coverage.

Any statements regarding earnings per share growth is not a profit forecast and should not be interpreted to mean that Roche's earnings or earnings per share for this year or any subsequent period will necessarily match or exceed the historical published earnings or earnings per share of Roche.

For marketed products discussed in this presentation, please see full prescribing information on our website - www.roche.com

All mentioned trademarks are legally protected.

                                                                               2

Situation Update

o    On April 2, Illumina released an investor presentation explaining why it believed Roche's offer to purchase all shares of the company for $51.00 per share was inadequate

o    However, Illumina did not offer any quantitative evidence why Roche's offer is not full and fair

     -    Nor did Illumina provide any quantitative evidence why its shares are worth more than Roche's offer

     -    Roche would welcome the opportunity to learn more about what in
          Illumina's outlook supports a higher valuation

o    On April 2, Illumina also announced estimated revenue for Q1 2012

     -    Its preliminary estimate of $270 million was slightly (~5%) greater than analyst consensus for the quarter ($257 million per I/B/E/S consensus)

     -    The preliminary estimate for Q1 implies annual revenue in line with the company's original guidance of $1.0-$1.075 billion in revenue for the full year 2012

          -    Research analysts used this revenue guidance to formulate their price targets, which were at a median of $34.00 per share before
               Roche made its offer public

     -    Again, Illumina did not publicize any changes to its outlook or business model that would substantiate additional value beyond levels offered by investors and research analysts prior to the transaction

                                                                               3

Key Claims
--------------------------------------------------------------------------------
Key Claims Made in Illumina Investor
Presentation
--------------------------------------------------------------------------------
o    Roche's tender offer bid is "timed to take advantage of a temporary dislocation in Illumina's stock price"

--------------------------------------------------------------------------------
                                 Roche Response
--------------------------------------------------------------------------------
o    Over two of the past three years, Illumina traded in line or below an index of its peers and the broader market, which suggests that the out-performance was the actual dislocation
o    This short period of out-performance was driven by unsustainable growth expectations. These expectations moderated during 2011, causing Illumina's share price to revert to its peers and the broader market
     -    Prior to Roche's public offer, research analyst price targets were
          $34.00 per share

o    Illumina's own actions suggest a bearish view of the stock price
     -    In Q4 2011, with its stock trading at extremely low levels, Illumina could have continued its stock buybacks or retired its outstanding warrants
     -    To do so would have been an opportunistic and value-enhancing use of the $1.1 billion of cash on its balance sheet
     -    However, Illumina did neither of these things, calling into question management's belief that the stock price dislocation was temporary

o    Quantitative metrics show that Roche's offer is highly attractive
     -    Implied multiples of 21.6x LTM EBITDA and 6.5x LTM revenue are highly attractive relative to precedent life science tools transactions
     -    Implied multiples of 34.2x 2012E earnings and 2.06x 2012E P/E/G are highly attractive relative to the trading levels of other life science tools companies
     -    Illumina has never offered any quantitative evidence that Roche's offer is inadequate compared to its pre-transaction trading valuation or precedent life science tools transactions

Source: SEC filings, FactSet, Capital IQ, I/B/E/S consensus, Bloomberg.
Note: LTM as of 12/31/2011
                                                                               4

Key Claims (cont'd)

Key Claims Made in Illumina Investor Presentation	Roche Response
• **"Illumina has delivered consistent and superior growth"**	• Illumina's past performance has no bearing on its ability to deliver superior returns to shareholders in the future • Over the past three years, Illumina's share price has in fact under-performed its peers by 24% and the broader index by 22%
• **Illumina expects to "continue to deliver growth for the foreseeable future"**	• Illumina management recently issued its lowest guidance ever for revenue and EPS growth • Illumina has little experience in regulated areas such as diagnostics that require significant biological expertise as well as interactions with the FDA – issues dealing with these complicated market dynamics could hurt the company's future growth prospects • Illumina has yet to provide any quantitative analysis regarding the potential value from new markets and growth opportunities - Illumina has not outlined a strategy to address its so called "largest opportunity" in molecular diagnostics - Illumina's pre-offer growth prospects already reflected the ample opportunities for future growth, and research analysts and investors were aware of them well before Roche's public offer • Regardless, Roche's offer compensates Illumina shareholders for future growth, as it values Illumina at 2.06x 2012E P/E/G, which represents a 16% premium to the three-year high
• **"Global funding environment expected to improve"**	• There is considerable uncertainty around the longer-term outlook for funding of genetic sequencing by the National Institutes of Health ("NIH") and other U.S. and foreign government organizations • The next two years of NIH funding are subject to automatic sequestration cuts due to the failure of the Joint Congressional Deficit Reduction "Super Committee" to reach an agreement • The uncertain European outlook – including a combination of government austerity measures as well as a projected economic recession – will hamper Illumina's growth abroad

5

Source: SEC filings, FactSet, Capital IQ, I/B/E/S consensus, Bloomberg.
Note: LTM as of 12/31/2011

ADDITIONAL INFORMATION AND WHERE TO FIND IT
THESE  MATERIALS ARE FOR  INFORMATIONAL  PURPOSES ONLY AND DO NOT  CONSTITUTE AN
OFFER TO PURCHASE OR A SOLICITATION  OF AN OFFER TO SELL ILLUMINA  COMMON STOCK.
THE TENDER OFFER IS BEING MADE PURSUANT TO A TENDER OFFER  STATEMENT ON SCHEDULE
TO (INCLUDING  THE OFFER TO PURCHASE,  LETTER OF  TRANSMITTAL  AND OTHER RELATED
TENDER  OFFER  MATERIALS)  FILED  BY  ROCHE  WITH THE  SECURITIES  AND  EXCHANGE
COMMISSION (SEC) ON JANUARY 27, 2012.  THESE  MATERIALS,  AS THEY MAY BE AMENDED
FROM  TIME TO TIME,  CONTAIN  IMPORTANT  INFORMATION,  INCLUDING  THE  TERMS AND
CONDITIONS OF THE OFFER,  THAT SHOULD BE READ  CAREFULLY  BEFORE ANY DECISION IS
MADE WITH RESPECT TO THE TENDER OFFER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN
A FREE COPY OF THESE  MATERIALS AND OTHER  DOCUMENTS FILED BY ROCHE WITH THE SEC
AT THE WEBSITE  MAINTAINED BY THE SEC AT WWW.SEC.GOV.  THE OFFER TO PURCHASE AND
RELATED  MATERIALS MAY ALSO BE OBTAINED FOR FREE BY CONTACTING  THE  INFORMATION
AGENT FOR THE TENDER  OFFER,  MACKENZIE  PARTNERS,  AT (212)  929-5500  OR (800)
322-2885 (TOLL-FREE).

ROCHE HAS FILED A PROXY  STATEMENT ON SCHEDULE 14A AND OTHER RELEVANT  DOCUMENTS
WITH THE SEC IN CONNECTION WITH ITS  SOLICITATION OF PROXIES FOR THE 2012 ANNUAL
MEETING  OF  ILLUMINA  (THE  "PROXY  STATEMENT").  ROCHE  HAS  MAILED  THE PROXY
STATEMENT AND A PROXY CARD TO EACH ILLUMINA  STOCKHOLDER ENTITLED TO VOTE AT THE
2012 ANNUAL MEETING.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY
STATEMENT  CAREFULLY AND IN ITS ENTIRETY AND ANY OTHER RELEVANT  DOCUMENTS FILED
WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  INVESTORS AND SECURITY
HOLDERS MAY OBTAIN A FREE COPY OF THESE  MATERIALS AND OTHER  DOCUMENTS FILED BY
ROCHE WITH THE SEC AT THE  WEBSITE  MAINTAINED  BY THE SEC AT  WWW.SEC.GOV.  THE
PROXY  STATEMENT  AND  RELATED  MATERIALS  MAY  ALSO  BE  OBTAINED  FOR  FREE BY
CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER,  MACKENZIE  PARTNERS,  AT
(212) 929-5500 OR (800) 322-2885 (TOLL-FREE).

ROCHE HOLDING LTD, CKH ACQUISITION  CORPORATION AND THE INDIVIDUALS NOMINATED BY
CKH ACQUISITION  CORPORATION FOR ELECTION TO ILLUMINA'S  BOARD OF DIRECTORS (THE
"ROCHE  NOMINEES")  MAY BE  DEEMED TO BE  PARTICIPANTS  IN THE  SOLICITATION  OF
PROXIES  FROM  ILLUMINA  STOCKHOLDERS  FOR USE AT THE  2012  ANNUAL  MEETING  OF
STOCKHOLDERS,  OR  AT  ANY  ADJOURNMENT  OR  POSTPONEMENT  THEREOF.  INFORMATION
REGARDING  THE  DIRECTORS  AND  EXECUTIVE  OFFICERS OF ROCHE HOLDING LTD AND CKH
ACQUISITION  CORPORATION WHO MAY BE PARTICIPANTS IN THE  SOLICITATION OF PROXIES
CAN BE FOUND IN THE DEFINITIVE PROXY STATEMENT.  NO ADDITIONAL COMPENSATION WILL
BE PAID TO SUCH DIRECTORS AND EXECUTIVE  OFFICERS FOR SUCH  SERVICES.  INVESTORS
AND SECURITY HOLDERS CAN OBTAIN ADDITIONAL  INFORMATION REGARDING THE DIRECT AND
INDIRECT  INTERESTS OF THE ROCHE NOMINEES AND OTHER  PARTICIPANTS BY READING THE
DEFINITIVE PROXY STATEMENT.                                                    6

--------------------------------------------------------------------------------

                                     Roche

--------------------------------------------------------

 ------------------------

                             We Innovate Healthcare

                                                                               7

Exhibit (a)(5)(xxix)

Roche's Offer to Acquire Illumina

Presentation to Investors

April 2012

HIPPE

1.   We have a slide presentation which we will give to you and take you through briefly, but first I would like to give some background to put things in context.

2.   Because of our interest in Illumina's business, and its relationship to
     Roche's businesses, we have been trying to have a dialogue with Illumina's board and management since November 1, 2011 - which is when we first called them.

3.   Although conversations in our half-dozen calls have always been polite, their response has always been to delay and then to ask us to go away. It took six weeks to arrange a brief meeting in San Diego, and then the responses progressed from "we'll get back to you" to "we're in Christmas season and I can't get people together" to "please sign a two year standstill" to "we are not interested in discussing a sale" to "your price is too low to justify a discussion".

4.   It became clear to us that they were trying to delay past the time to nominate directors so they would not have to talk to us or face a shareholder vote on the issue

- and that we would then give up and go away.

5.   To induce a real discussion we made a public offer and nominated director candidates with superb credentials, and no connection to Roche, whose only commitment to us will be to listen and do whatever is best for Illumina shareholders. Based on public information, which is all that we have, our offer is very strong by every measurement.

6.   We strongly believe, and hope you will agree that our candidates are well qualified and independent and that our offer price --- especially at the current increased level - is more than sufficient to require the commencement of a dialogue.

7.   Turn discussion to substantive (slide) presentation and/or questions.

This presentation contains certain forward-looking statements. These forward-looking statements may be identified by words such as `believes',
`expects', `anticipates', `projects', `intends', `should', `seeks', `estimates',
`future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to

differ  materially  in  the  future  from  those  reflected  in  forward-looking statements contained in this presentation, among others:

1    pricing and product initiatives of competitors;

2    legislative and regulatory developments and economic conditions;

3    delay or inability in obtaining regulatory approvals or bringing products to market;

4    fluctuations in currency exchange rates and general financial market conditions;

5    uncertainties in the discovery, development or marketing of new products or new uses of existing products, including without limitation negative results of clinical trials or research projects, unexpected side-effects of pipeline or marketed products; 6 increased government pricing pressures;

7    interruptions in production;

8    loss of or inability to obtain adequate protection for intellectual property rights;

9    litigation;

10   loss of key executives or other employees; and

11   adverse publicity and news coverage.

Any statements regarding earnings per share growth is not a profit forecast and should not be interpreted to mean that Roche's earnings or earnings per share for this year or any subsequent period will necessarily match or exceed the historical published earnings or earnings per share of Roche. For marketed products discussed in this presentation, please see full prescribing information on our website - www.roche.com

All mentioned trademarks are legally protected. 2

Executive Summary

Roche is increasing its all-cash offer to acquire Illumina to $51.00 per share.

o    Offer is highly attractive, representing both full and fair value as well as value certainty

- Implies 1-day and 1-month average  premiums to the unaffected price of 88% and
84%,  respectively  and LTM  revenue  and  EBITDA  multiples  of 6.5x and 21.6x, respectively,  all of which are higher than all  precedent  life  science  tools transactions (1) (2)

o    Precedent life science tools transactions have median 1-day and 1-month average premiums to the unaffected stock price of 33% and 37%, respectively and LTM revenue and EBITDA multiples of 3.3x and 16.0x, respectively (3)

- Implies a valuation  multiple of 34.2x 2012E net income,  which is higher than all of the  company's  publicly  traded peers (4) o Offer is being  increased in response to dialogue with Illumina shareholders

- In light of continued refusal by Illumina to engage in constructive  dialogue,
Roche has increased its offer in an effort to conclude a negotiated  transaction with Illumina

-   Desire to engage in meaningful dialogue and conduct due diligence

- By not engaging with Roche,  Illumina  reinforces the notion that its Board is entrenched and not focused on shareholder value

-    Absent ability to interact with Illumina, Roche has no choice but to continue to pursue a transaction unilaterally

Source: FactSet, Capital IQ, I/B/E/S consensus, Bloomberg.

(1)  Premiums based on unaffected closing share price of $27.17 on 12/21/2011, the day prior to market rumors about a potential acquisition of Illumina by
     Roche. 3

(2)  LTM as of 12/31/2011.

(3)  Includes selected announced, closed and effective transactions with targets in the biotechnology research equipment manufacturers and biological products and life sciences tools and services manufacturers sectors since
     2006.

(4)  Includes Thermo Fisher, Becton, Dickinson, Agilent, Life Technologies,
     Sigma-Aldrich, Waters, Mettler-Toledo, Qiagen, PerkinElmer, Bio-Rad
     Laboratories, Bruker and Techne.

Executive Summary (Cont'd)

Roche is increasing its all-cash offer to acquire Illumina to $51.00 per share.

o    _______ Illumina has continually emphasized significant growth opportunities for sequencing in clinical settings as well as industrial end markets - However, no detail has been provided as to how Illumina will be able to exploit such opportunities

-    No other evidence or quantitative support has been provided to reassure shareholders of when or how this growth will be realized

o    In fact, since Roche's private offer, the only company news has surrounded an increasing competitive landscape with product-related announcements from
     Oxford Nanopore and Life Technologies

o    _______ Additionally, company guidance for 2012 is in line with where research analyst expectations were in December 2011, at which time the median price target was $32.00 per share - Prior to the offer being made public, Illumina median price targets were at $34.00 per share, 33% below
     Roche's offer

o    Illumina's pre-offer P/E/G of 1.51x was in line with its 1, 2 and 3 year averages and P/E/G of peers (1)

-    2.06x implied P/E/G of Roche's offer is 16% above any P/E/G Illumina has traded at for the past three years

4

Source: FactSet, Capital IQ, I/B/E/S consensus, Bloomberg.

(1) Includes Thermo Fisher, Becton, Dickinson, Agilent, Life Technologies,
Sigma-Aldrich, Waters, Mettler-Toledo, Qiagen, PerkinElmer, Bio-Rad
Laboratories, Bruker and Techne.

Situation Update

o    On April 2, Illumina released an investor presentation explaining why it believed Roche's offer to purchase all shares of the company for $51.00 per share was inadequate

o    However, Illumina did not offer any quantitative evidence why Roche's offer is not full and fair

-    Nor did Illumina provide any quantitative evidence why its shares are worth more than Roche's offer

-    Roche would welcome the opportunity to learn more about what in Illumina's outlook supports a higher valuation

o    On April 2, Illumina also announced estimated revenue for Q1 2012

-    Its preliminary estimate of $270 million was slightly (~5%) greater than analyst consensus for the quarter

($257 million per I/B/E/S consensus)

-    The preliminary estimate for Q1 implies annual revenue in line with the company's original guidance of $1.0-$1.075 billion in revenue for the full year 2012

-    Research analysts used this revenue guidance to formulate their price targets, which were at a median of $34.00 per share before Roche made its offer public

-    Again, Illumina did not publicize any changes to its outlook or business model that would substantiate additional value beyond levels offered by investors and research analysts prior to the transaction

Key Claims

Key Claims Made in Illumina Investor    Roche Response
Presentation

o    Roche's tender offer bid is "timed to take advantage of a temporary dislocation in Illumina's stock price"

o    Over two of the past three years, Illumina traded in line or below an index of its peers and the broader market, which suggests that the out-performance was the actual dislocation

o _______  This short  period of  out-performance  was  driven by  unsustainable
growth   expectations.   These  expectations   moderated  during  2011,  causing
Illumina's  share price to revert to its peers and the broader market - Prior to
Roche's public offer, research analyst price targets were $34.00 per share

o       Illumina's own actions suggest a bearish view of the stock price

- _______ In Q4 2011,  with its stock trading at extremely low levels,  Illumina could have continued its stock buybacks or retired its outstanding warrants - To do so would  have  been an  opportunistic  and  value-enhancing  use of the $1.1 billion of cash on its balance  sheet - However,  Illumina  did neither of these
things,   calling  into  question  management's  belief  that  the  stock  price dislocation was temporary

o       Quantitative metrics show that Roche's offer is highly attractive

- _______ Implied  multiples of 21.6x LTM EBITDA and 6.5x LTM revenue are highly attractive  relative to precedent  life  science  tools  transactions  - Implied multiples of 34.2x 2012E  earnings  and 2.06x 2012E P/E/G are highly  attractive relative to the trading levels of other life science tools  companies - Illumina has never  offered any  quantitative  evidence  that Roche's offer is inadequate compared to its  pre-transaction  trading  valuation or  precedent  life science tools transactions

Source: SEC filings, FactSet, Capital IQ, I/B/E/S consensus, Bloomberg. Note: LTM as of 12/31/2011

Key Claims (cont'd)

        Key Claims Made in Illumina Investor            Roche Response
        Presentation

o    "Illumina has delivered consistent and

o    Illumina's past performance has no bearing on its ability to deliver superior returns to superior growth" shareholders in the future

o    Over the past three years, Illumina's share price has in fact under-performed its peers by 24% and the broader index by 22%

o    Illumina expects to "continue to deliver o _______ Illumina management recently issued its lowest guidance ever for revenue and EPS growth growth for the foreseeable future" ______ o Illumina has little experience in regulated areas such as diagnostics that require significant biological  expertise as well as  interactions  with the
                        FDA -  issues  dealing  with  these  complicated  market
                        dynamics   could  hurt  the   company's   future  growth
                        prospects
                o       Illumina  has yet to provide any  quantitative  analysis
                        regarding  the  potential  value  from new  markets  and
                        growth  opportunities  -  Illumina  has not  outlined  a
                        strategy to address its so called "largest  opportunity"
                        in molecular  diagnostics - Illumina's  pre-offer growth
                        prospects already reflected the ample  opportunities for
                        future growth,  and research analysts and investors were
                        aware of them well before Roche's public offer
                o       Regardless,    Roche's   offer   compensates    Illumina
                        shareholders for future growth, as it values Illumina at
                        2.06x 2012E P/E/G, which represents a 16% premium to the
                        three-year high

o    "Global funding environment expected o There is considerable uncertainty around the longer-term outlook for funding of genetic to improve"
     sequencing by the National Institutes of Health ("NIH") and other U.S. and foreign government organizations

                o       The  next  two  years  of NIH  funding  are  subject  to
                        automatic  sequestration  cuts due to the failure of the
                        Joint Congressional  Deficit Reduction "Super Committee"
                        to reach an agreement
                o       The uncertain European outlook - including a combination
                        of government  austerity measures as well as a projected
                        economic  recession  -  will  hamper  Illumina's  growth
                        abroad 7

Source: SEC filings, FactSet, Capital IQ, I/B/E/S consensus, Bloomberg.
Note:   LTM as of 12/31/2011

Illumina's Business Faces Significant Challenges

o    All-cash offer transfers 100% of risk from Illumina's shareholders to Roche

o    Maturing market and unsettled global economic conditions imply reduced growth prospects

o    Uncertainty around longer-term outlook for genetic funding by NIH and other
     U.S. and foreign government organizations

-    Illumina's sales are vulnerable due to its highly concentrated sales exposure to government and academic spending

o    Increasingly competitive landscape

- Recent Life Technologies and Oxford Nanopore  announcements around new product introduction / enhanced product capabilities

o   Advances in technology

-   Single molecule / nanopore technologies currently being developed

o   Speculative nature around Illumina's announced single molecule chemistry

-   Multiple competitors in R[AND]D

o Illumina has little  experience in regulated  areas such as  diagnostics  that require significant biological expertise as well as interactions with the FDA

o    Illumina meaningfully complements Roche's strategy around enabling personalized healthcare

-   Roche is willing to take a longer term view in light of strategic importance

-  Utilize  Roche's  comprehensive  diagnostic  expertise  and  global  reach to accelerate  transition of sequencing  to routine  clinical use - Roche  provides capabilities and reach that Illumina does not possess in-house

However, Roche is Best Positioned to Overcome these Identified Challenges

Roche's  global  reach  and  expertise  in  diagnostics   will  allow  Roche  to
reinvigorate Illumina's growth in ways unattainable as a standalone company.

o    _______ Roche is better positioned to make the type of investments that are required for long term success - Roche is uniquely positioned to expand
     Illumina's end markets from both a geographic and customer mix perspective
     - Rapidly evolving technologies may put additional risk to Illumina's business over the next several years - Funding environment may remain challenging for an extended period of time

-    Roche intends to invest in growth, key employees and technologies

o    Illumina is a strong fit with Roche's diagnostics and Applied Science business and complements Roche's portfolio in sequencing and microarrays and strengthens offering in genomics research and diagnostics

-    The combined capabilities will strengthen Roche's position in sequencing and microarrays to address the growing demand for genetic / genomic solutions - An acquisition of Illumina will strengthen Roche's position in the life science and diagnostics market - Roche's extensive diagnostics experience and global presence could help accelerate the _______ 9 transition of DNA sequencing into clinical and routine diagnostics

Offer Multiples Above All Peers

Roche's  offer  values  Illumina  well  above any of its peers  based upon a P/E multiple.  Even after adjusting for growth, the P/E/G multiple is well above the peer median P/E/G.

2012E P/E
        34. 2x          29 .6x

                                25.3x
                                        20 .5x  20 .3x  18.6x   18.4x   18.2x

        Illumina        Illumina  (2)   Illumina        TECH    MTD     SIAL
                (1)             (3)
        (Offer)         (1/24 Offer) (Pre-Offer)

        2012E P/E/G
        2.06x           1.79x   2.04x   1.94x   1.93x   1.77x
                                                                1.73x
                                                                        1.51x

        Illumina        Illumina        SIAL    BIO     TECH    QGEN    BDX
        (Offer) (1)     (1/24 Offer) (2)

 18.0x   16.5x   16.4x
                         13.9x   13.8x   13.7x   Median: 16.4x

                                                 12.6x   12.3x

 BIO     WAT     Illumina        QGEN    BRKR    BDX     A       PKI     TMO     LIFE
 (4)
                 (Unaffected)

 1.51x
         1.41x   1.30x                           Median: 1.46x
                         1.24x
                                 1.10x   1.07x   1.03x
                                                         0.98x

 WAT     Illumina        MTD     LIFE    PKI     BRKR    Illumina        TMO     A
         (Pre-Offer)(3)                                  (Unaffected)(4)

Source: Company filings, Bloomberg, Capital IQ, I/B/E/S consensus, analyst research as of 3/28/2012.

Note: All Illumina statistics excluded from median calculations. Financials have been calendarized to 12/31 FYE.

(1)  Represents an offer price of $51.00 per share.

(2)  Represents an offer price of $44.50 per share. 10

(3)  Calculated using Illumina's share price of $37.69, publicly available filings and I/B/E/S consensus estimates as of January 24, 2012, the day prior to the public announcement of Roche's offer of $44.50 per share for
     Illumina.

(4)  Calculated using Illumina's share price of $27.17 on December 21, 2011, the day prior to market rumors about a potential acquisition of Illumina by
     Roche, and publicly available filings and I/B/E/S consensus estimates as of
     January 24, 2012.

Offer Multiples Above Precedents

Roche's offer is at the high end of valuation multiples paid in recent precedent life science tools transactions.

Enterprise Value / LTM Revenue

7.0x    6.5x
6.0x            5.6x    4.9x
5.0x                            4.3x

4.0x                                    3.3x    3.3x    Median: 3.3x
3.0x                                                    2.9x

2.0x                                                            1.5x
1.0x
--
        Roche's Offer   Roche's 1/24 OfferThermo Fisher / Dionex

        ($51.00/share)  ($44.50/share)  12/13/10        02/28/10
Enterprise Value / LTM EBITDA
25.0x                   20.6x
        21.6x

                18.5x           18.1x   17.6x
20.0x                                                   Median: 16.0x

                                                14.3x
15.0x                                                   13.3x   11.7x

10.0x
5.0x
--
        Roche's Offer   Roche's 1/24 Offer      Thermo Fisher / Dionex

        ($51.00/share)  ($44.50/share)  12/13/10        02/28/10

 Merck KGaA / Millipore  GE Health / Whatman     MDS / Molecular Invitrogen / Applied    Agilent / Varian

 02/04/08        01/29/07        06/12/08        07/27/09

Merck KGaA / Millipore   MDS / Molecular Invitrogen / Applied    GE Health / Whatman     Agilent / Varian

 01/29/07        06/12/08        02/04/08        07/27/09

Source: Company filings, Bloomberg, Capital IQ, I/B/E/S consensus.                                      11
Note: Includes selected announced,  closed and effective transactions since 2006 in the biotechnology  research equipment  manufacturing and biological  products
and  life  sciences   tools   industries.   Roche  offer  excluded  from  median
calculations. LTM Illumina statistics as of 12/31/2011.

Offer Premiums Above Precedent Transactions
Unaffected Premiums
                1 Day Premiums
                                        88%

Roche's Offer
($51.00/share)

Roche's 1/24 Offer                              64%

($44.50/share)

Merck KGaA /

        Millipore                       50%

        02/28/10
MDS / Molecular                 49%

01/29/07

Illumina / Solexa                       44%

11/13/06

Agilent / Varian                33%

07/27/09

Thermo Fisher /         Median: 33%

        Dionex  21%

12/13/10
Invitrogen / Applied
        17%
06/12/08

GE Health / Whatman     12%

02/04/08

        --      20%     40%     60%     80%     100%

         1 Month Average Premiums
                                 84%

         Roche's Offer
         ($51.00/share)

                 Roche's 1/24 Offer                      61%

         ($44.50/share)

         MDS / Molecular

                                         56%
         01/29/07

         Merck KGaA /

 Millipore                       53%

 02/28/10

                 Illumina / Solexa                       42%

         11/13/06

                 Agilent / Varian                37%

         07/27/09

         Thermo Fisher /                 Median: 37%

         Dionex  28%
         12/13/10
                 GE Health / Whatman
         19%

 02/04/08

                 Invitrogen / Applied
                 12%
         06/12/08

         20%     40%     60%     80%     100%
 --

Source: Company filings, Bloomberg, FactSet.                              12
Note:   Includes announced,  closed and effective transactions since 2006 in the biotechnology  research equipment  manufacturing and biological products and life sciences  tools  industries  Roche offers  excluded from median calculations.  1 day and 1  month  average  based  on  starting  date of
        12/21/2011, the day prior to market rumors about a potential acquisition of Illumina by Roche.

Illumina Rolling NTM P/E/G Analysis

Roche's offer implies a price-to-earnings-growth ratio that is a 16% premium to

Illumina's three-year high and well above its three-year average.

        2.25x

        2.00x
P/E/G
        1.75x
NTM

        1.50x
Two-year avg.: 1.47x
Three-year avg.: 1.42x
One-year avg.: 1.40x
        1.25x
        1.00x

        0.75x
        0.50x
        Jan-09  Apr-09  Jul-09  Oct-09  Jan-10  Apr-10  Jul-10  Oct-10

                         Offer: 2.06x

                 Initial Public Offer: 1.75x     45% Premium
                                         to three-year

                                         average

                                         Pre-Offer: 1.51x (1)

 Unaffected: 1.07x (2)

 Jan-11  Apr-11  Jul-11  Oct-11  Jan-12

Source: Company filings, Bloomberg, Capital IQ, I/B/E/S consensus, and FactSet.

(1)  Calculated using Illumina's share price of $37.69, publicly available filings and research consensus estimates as of January 24, 2012, the day prior to the public announcement of 13 Roche's offer of $44.50 per share for Illumina.

(2)  Calculated using Illumina's share price of $27.17 as of 12/21/2011, the day prior to market rumors about a potential acquisition of Illumina by Roche, publicly available filings and consensus analyst estimates as of January
     24, 2012, the day prior to the public announcement of Roche's offer of
     $44.50 per share for Illumina.

Absent Roche's Offer, Illumina Would Likely be Trading at Much

Lower Levels

P/E/G Adj. Price                $60.00          Actual Stock Performance

3-Year Avg. Forward P/E/G       1.42x                   P/E/G Adj. Price
                $55.00

Current LT Consensus Growth Rate        16.6%              Offer: $51.00

Implied Forward P/E     23.6x   $50.00                     $49.88 Current

2012E EPS Guidance (1)  $1.45
                $45.00                            Initial Public Offer: $44.50
P/E/G Adj. Price        $34.20                             Discount to

                                                           Roche's Offer:
                $40.00                                     33%

                $35.00                                          $34.20 P/E/G Adj. Price
                $30.00                          Roche makes offer
                                                public, increasing the
                                                all-cash offer to $44.50
                $25.00  Increase in Illumina's  share Illumina price movement of
                        3.7%  based on 2011  price  following  rumors of _______
                        results and product  updates at JPM Healthcare  takeover
                        speculation ____________ Conference
                $20.00
                        21-Dec  4-Jan   18-Jan  1-Feb   15-Feb  29-Feb  14-Mar  28-Mar
                                                                                14

Source: Company filings, Bloomberg, Capital IQ, I/B/E/S consensus, and FactSet as of 3/28/2012.

(1)  Reflects midpoint of Illumina 2012E EPS management guidance of $1.40 -
     $1.50.

Roche's Offer Represents Value Certainty Amidst Significant

Headwinds

o    $51.00 all-cash offer provides attractive value today for Illumina shareholders

-    Roche to hold all risk related to increasing competitive pressures and tightening fiscal policy related to government funding - Removes execution risk around shift in customer and geographic focus

o    _______ Illumina has little experience in regulated areas such as diagnostics that require significant biological expertise as well as interactions with the FDA

-    Not contingent on financing

-    Roche stands ready, willing, and able to engage in substantive dialogue with Illumina o Can move quickly through accelerated due diligence to reach a negotiated agreement

o    Extensive team from Roche and its advisors ready to engage

15

Path Forward

Show support for Roche's  proposals by voting your shares for Roche's  proposals and director nominees.

Vote the Gold Proxy Card

o    2012 annual meeting to be held on April 18th, 2012

-    If you hold shares in your name: vote today by phone, Internet or by signing, dating and returning the proxy card

-    If you hold shares in "street name": use your instruction form to tell your bank or broker to vote for the nominees

-    If you have any questions or need assistance in voting your shares, please call our proxy solicitor, MacKenzie Partners, at (212) 929 -5500 (call collect), or toll-free at 1-800-322-2885

16

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THESE  MATERIALS ARE FOR  INFORMATIONAL  PURPOSES ONLY AND DO NOT  CONSTITUTE AN
OFFER TO PURCHASE OR A SOLICITATION  OF AN OFFER TO SELL ILLUMINA  COMMON STOCK.
THE TENDER OFFER IS BEING MADE PURSUANT TO A TENDER OFFER  STATEMENT ON SCHEDULE
TO (INCLUDING  THE OFFER TO PURCHASE,  LETTER OF  TRANSMITTAL  AND OTHER RELATED
TENDER  OFFER  MATERIALS)  FILED  BY  ROCHE  WITH THE  SECURITIES  AND  EXCHANGE
COMMISSION (SEC) ON JANUARY 27, 2012.  THESE  MATERIALS,  AS THEY MAY BE AMENDED
FROM  TIME TO TIME,  CONTAIN  IMPORTANT  INFORMATION,  INCLUDING  THE  TERMS AND
CONDITIONS OF THE OFFER,  THAT SHOULD BE READ  CAREFULLY  BEFORE ANY DECISION IS
MADE WITH RESPECT TO THE TENDER OFFER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN
A FREE COPY OF THESE  MATERIALS AND OTHER  DOCUMENTS FILED BY ROCHE WITH THE SEC
AT THE WEBSITE  MAINTAINED BY THE SEC AT WWW.SEC.GOV.  THE OFFER TO PURCHASE AND
RELATED  MATERIALS MAY ALSO BE OBTAINED FOR FREE BY CONTACTING  THE  INFORMATION
AGENT FOR THE TENDER  OFFER,  MACKENZIE  PARTNERS,  AT (212)  929-5500  OR (800)
322-2885 (TOLL-FREE).

ROCHE HAS FILED A PROXY  STATEMENT ON SCHEDULE 14A AND OTHER RELEVANT  DOCUMENTS
WITH THE SEC IN CONNECTION WITH ITS  SOLICITATION OF PROXIES FOR THE 2012 ANNUAL
MEETING  OF  ILLUMINA  (THE  "PROXY  STATEMENT").  ROCHE  HAS  MAILED  THE PROXY
STATEMENT AND A PROXY CARD TO EACH ILLUMINA  STOCKHOLDER ENTITLED TO VOTE AT THE
2012 ANNUAL MEETING.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY
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PROXY  STATEMENT  AND  RELATED  MATERIALS  MAY  ALSO  BE  OBTAINED  FOR  FREE BY
CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER,  MACKENZIE  PARTNERS,  AT
(212) 929-5500 OR (800) 322-2885 (TOLL-FREE).

ROCHE HOLDING LTD, CKH ACQUISITION  CORPORATION AND THE INDIVIDUALS NOMINATED BY
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"ROCHE  NOMINEES")  MAY BE  DEEMED TO BE  PARTICIPANTS  IN THE  SOLICITATION  OF
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STOCKHOLDERS,  OR  AT  ANY  ADJOURNMENT  OR  POSTPONEMENT  THEREOF.  INFORMATION
REGARDING  THE  DIRECTORS  AND  EXECUTIVE  OFFICERS OF ROCHE HOLDING LTD AND CKH
ACQUISITION  CORPORATION WHO MAY BE PARTICIPANTS IN THE  SOLICITATION OF PROXIES
CAN BE FOUND IN THE DEFINITIVE PROXY STATEMENT.  NO ADDITIONAL COMPENSATION WILL
BE PAID TO SUCH DIRECTORS AND EXECUTIVE  OFFICERS FOR SUCH  SERVICES.  INVESTORS
AND SECURITY HOLDERS CAN OBTAIN ADDITIONAL  INFORMATION REGARDING THE DIRECT AND
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DEFINITIVE PROXY STATEMENT.

17

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